SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____     No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding extension of long stop date/further delay in despatch of circular in relation to very substantial acquisition in respect of the pre-conditional voluntary general offer for China Gas Holdings Limited, jointly made by China Gas Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on March 19, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR
CHINA GAS HOLDINGS LIMITED

EXTENSION OF LONG STOP DATE/FURTHER DELAY
IN DESPATCH OF CIRCULAR
IN RELATION TO VERY SUBSTANTIAL ACQUISITION

ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) wish to announce that the Offerors have agreed to extend the Long Stop Date to May 15, 2012. ENN Energy also announces that it will postpone the despatch of the shareholders circular with respect to the Transaction (the “VSA Circular”) to a date expected to be not later than April 30, 2012.

Reference is made to (i) the announcement jointly published by ENN Energy and Sinopec Corp. dated December 12, 2011 (the “Offer Announcement”) in respect of the Offers, (ii) the announcement published by ENN Energy dated February 28, 2012 pursuant to Rule 14.36A of the Listing Rules (“VSA Circular Despatch Announcement”) and (iii) the announcement jointly published by the Offerors dated March 7, 2012 (the “Update Announcement”).

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

EXTENSION OF LONG STOP DATE

As the Required Approvals are expected to remain pending by March 31, 2012, the Offerors have agreed to extend the Long Stop Date to May 15, 2012. Since the Update Announcement, the Offerors have diligently worked towards obtaining all Required Approvals within the relevant timeframe. As of the date of this announcement, the Offerors have not received the Required Approvals. However, with respect to clearance under the PRC Anti Monopoly Law, MOFCOM has notified the Offerors that it formally accepted the joint submission by the Offerors on March 2, 2012 and review of the application is ongoing. If the Pre-Conditions are not satisfied on or before the revised Long Stop Date, the Offerors may further extend the Long Stop Date, in accordance with the terms of the Offer Announcement. The Offerors hereby reserve their right to further extend the Long Stop Date.

TIMING OF DESPATCH OF VSA CIRCULAR

In accordance with Rule 14.36A of the Listing Rules and in light of the extension of the Long Stop Date, ENN Energy hereby announces that the date of despatch of the VSA Circular will be postponed to a date expected to be not later than April 30, 2012.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or, if made, may not become unconditional. If the Pre-Conditions are not satisfied on or before the revised Long Stop Date and the Offerors have not further extended the Long Stop Date by then, the Offers will not be made by the Offerors and the Transaction will not be implemented (unless the Offerors further extend the Long Stop Date). The Offerors will issue a further announcement as soon as practicable if they agree to further extend the Long Stop Date. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, March 19, 2012

By order of the Board of Directors of ENN Energy Holdings Limited Cheng Chak Ngok Executive Director and Company Secretary	By order of the Board of Directors of China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this notice, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua# , Wang Zhigang# , Cai Xiyou# , Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+ and Wu Xiaogen+.

#            Executive Director
*           Non-executive Director
+            Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: March 20, 2012